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                            POWER TECHNOLOGY, INC.
                            1000 WEST BONANZA ROAD
                            LAS VEGAS, NEVADA 89106
                           Telephone (702) 382-3385
                           Telecopier (702) 382-3240



                                 April 3, 2001

VIA EDGAR AND FEDERAL EXPRESS

John D. Reynolds, Esq.
Assistant Director
Office of Small Business
U. S. Securities and Exchange Commission
450 N. W. 5th
Washington, DC 20549



      Re:    POWER TECHNOLOGY, INC.
             Application to withdraw Form S-1 originally filed November 17, 2000 File No. 333-50220


Dear Mr. Reynolds:

     Power Technology, Inc. (the "Company") hereby submits this application to withdraw its Form S-1 Registration Statement (File No. 333-50220) originally filed on November 17, 2001, consistent with Rule 477 under the Securities Act of 1933, as amended, (the "Act") on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

     The grounds upon which the Company makes this application is that it intends to amend its agreements with Swartz Private Equity, L.L.C and restructure their terms primarily by eliminating the stock purchase warrants (2,500,000 shares) and by adjusting the commitment warrants to be issued in the transaction.

     As a result of these material changes, the Company desires to withdraw its pending Form S-1 Registration Statement. The Company intends to refile a new Form S-1 Registration Statement to reflect the proposed amended and restated agreements with Swartz Private Equity, L.L.C.

     No securities have been sold in connection with the proposed offering described in the Company's Form S-1 Registration Statement (File No. 333-50220).



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Page 2
SEC
April 3, 2001

     The Company may determine to undertake a private offering in the future in reliance on Rule 155(c) promulgated under the Act.

     The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use consistent with Rule 429 under the Act.

     If you have any questions with respect to this letter, please call Stephen A. Zrenda, Jr., counsel to the Company, at 405.235.2111.

     Therefore, the Company respectfully requests the withdrawal of its Form S-1 Registration Statement.


                                   Very truly yours,

                                   POWER TECHNOLOGY, INC.


                                   By: /s/ Lee A. Balak
                                       -----------------------
                                       Lee A. Balak, President

cc: Donald J. Rinehardt, Esq.
     David Burton
     Edward Loftus